

August 24, 2020

Robert Wiley
Chief Financial Officer
AMMO, INC.
7681 E. Gray Road
Scottsdale, AZ 85260

> **Re: AMMO, INC.**
> **Form 10-Q for the period ended June 30, 2020**
> **Filed August 19, 2020**
> **File No. 001-13101**

Dear Mr. Wiley:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2020

Financial Statements, page 3

1. Please revise future quarterly filings to provide comparative interim statements of shareholders' equity for the prior year interim period. In addition, please ensure that future quarterly filings after the first quarter include subtotals for each interim period. Refer to Rule 8-03(a)(5) of Regulation S-X.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Kevin Stertzel at (202) 551-3723 or Anne McConnell at (202) 551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing